[IMAX letterhead]
Mr. Jeffrey Jaramillo
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington D.C. 20549
July 21, 2011

Re:	IMAX Corporation (the “Company”) Staff comment letter regarding Form 10-K for the Fiscal Year ended December 31, 2010 Filed February 24, 2011 File No. 001-35066
Dear Mr. Jaramillo,
We are in receipt of your letter dated June 30, 2011 concerning staff comments to the Company’s Form 10-K for the fiscal year ended December 31, 2010 filed February 24, 2011. Please find below the Company’s responses to the question and concerns you have raised. For ease of reference, we have organized our response by repeating your comment.
SEC Comment:
Item 7, Management’s Discussion and Analysis, page 34
Year Ended December 31, 2010 versus Year ended December 31, 2009, page 48
1.	We see that you discuss various measures in your management’s discussion and analysis on page 48, 50, and 55 that adjust your operating results to exclude variable share-based compensation, non-cash tax recoveries and inventory write-downs. We note similar discussion in your Form 10-Q for the quarterly period ended March 31, 2011. Please tell us how you considered the guidance in Item 10(e) of Regulation S-K relating to the presentation of these measures in determining that the disclosures required by that Item were not required for these measures, including the reconciliation of a non-GAAP measure to its most directly comparable GAAP measure, the disclosure of the reasons why management believes the presentation provides useful information to investors and the additional purposes for which your management uses the non-GAAP measure. Alternatively, please revise future filings to include the disclosures required by Item 10(e) and provide us with a copy of your proposed disclosure.

Company Response:
The Company will ensure that any future filings containing non-GAAP measures will include the disclosures required by Item 10(e) of Regulation S-K. Below is disclosure which the Company proposes to include in the Company’s management discussion and analysis in the Company’s future Form 10-K and Form 10-Q filings. For ease of drafting, the disclosure has been drafted as though it would have been included in the Company’s Form 10-K for the year ended December 31, 2010.
Proposed Disclosure:
Illustration of proposed revised disclosure to be included in the Company’s future Form 10-K and Form 10-Q filings, which would be added as a paragraph immediately preceding the heading “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—RESULTS OF OPERATIONS—Year Ended December 31, 2010 versus Year ended December 31, 2009” on page 47 of the Company’s Form 10-K for the fiscal year ended December 31, 2010:
Non-GAAP Financial Measures
In this report, the Company presents adjusted net income and adjusted net income per diluted share as supplemental measures of performance of the Company, which are not recognized under United States generally accepted accounting principles (“GAAP”). The Company presents adjusted net income and adjusted net income per diluted share because it believes that they are important supplemental measures of its comparable controllable operating performance and it wants to ensure that its investors fully understand the impact of its variable share-based compensation and the reversal of the Company’s deferred tax asset valuation allowance on its net income. Management uses these measures to review operating performance on a comparable basis from period to period. However, these non-GAAP measures may not be comparable to similarly titled amounts reported by other companies. Adjusted net income and adjusted net income per share should be considered in addition to, and not as a substitute for, net income and other measures of financial performance reported in accordance with GAAP.
Illustration of proposed revised disclosure to be included in the Company’s future Form 10-K and Form 10-Q filings, which would replace the first paragraph under the heading “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—RESULTS OF OPERATIONS—Year Ended December 31, 2010 versus Year ended December 31, 2009” on page 48 of the Company’s Form 10-K for the fiscal year ended December 31, 2010:
The Company reported net income of $100.8 million or $1.59 per basic share and $1.51 per diluted share for the year ended December 31, 2010 as compared to net income of $5.0 million or $0.10 per basic share and $0.09 per diluted share for the year ended December 31, 2009. Net income for the year ended December 31, 2010 includes a $21.9 million pre-tax charge (2009 — $15.4 million) or $0.33 per diluted share for variable share-based compensation expense largely due to the increase in the Company’s stock price during the year (from $13.31 per share at year-end 2009 to $28.07 per share at year-end 2010) and its impact on SARs and restricted common shares, which was offset by a deferred tax recovery of $54.8 million ($0.82 per diluted share) resulting from the release of a tax valuation allowance, relating to the expected reversal of future temporary differences (2009 — $nil). Adjusted net income, which consists of net income excluding the net impact of variable share-based compensation expense from 2010 and 2009, as applicable, and the deferred tax benefit associated with the reversal of the Company’s deferred tax asset valuation allowance, would have been $67.8 million or $1.02 per diluted share in 2010, as compared to adjusted net income of $20.5 million or $0.38 per diluted share in 2009. A reconciliation of net income, the most directly comparable GAAP measure, to adjusted net income and adjusted net income per diluted share is presented in the table below:

	For the Year
	Ended December 31,
	2010		2009
	Net	Diluted	Net	Diluted
	Income	EPS	Income	EPS
Reported	$100,779	$1.51	$5,021	$0.09
Add:
Variable stock compensation	21,857	0.33	15,436	0.28

Less:
Deferred tax benefit	(54,793)	(0.82)	0	0

Adjusted	$67,843	$1.02	$20,457	$0.38

Weighted average diluted shares outstanding		66,684		54,518

Illustration of proposed revised disclosure to be included in the Company’s future Form 10-K and Form 10-Q filings, which would replace the first paragraph under the heading “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—RESULTS OF OPERATIONS—Year Ended December 31, 2010 versus Year ended December 31, 2009—Theater System Maintenance” on page 50 of the Company’s Form 10-K for the fiscal year ended December 31, 2010:
Theater system maintenance revenue increased 17.5% to $21.4 million in 2010 as compared to $18.2 million in 2009. Theater system maintenance gross margin increased to $10.1 million in 2010 from $8.4 million in 2009. Included in gross margin for 2010 and 2009 was a write-down of its film-based service parts inventories of $0.2 million, and $0.8 million, respectively, due to the accelerated installation of the MPX system upgrades to digital based systems. Maintenance revenue continues to grow as the number of theaters in the IMAX network grows. Maintenance margins vary depending on the mix of theater system configurations in the theater network and the timing and nature of service visits in the period. In this illustration, we have deleted the following sentence, included in the Company’s Form 10-K filing — “Absent this write-down, the margin would have been $10.3 million and $9.2 million, respectively.” We believe this removes any reference to a non-GAAP measure subject to item 10(e) of regulation SK.
********************
In addition to the above response, I hereby acknowledge on behalf of IMAX Corporation that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its public filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you require clarification or have any further questions, please contact me at (212) 821-0166. The Company stands ready to assist the Commission in any way possible in connection with the matters addressed in this letter.
Yours truly,
/s/ Joseph Sparacio
Joseph Sparacio
Executive Vice-President
and Chief Financial Officer

cc:	PricewaterhouseCoopers LLP Jason Lehner, Shearman & Sterling LLP

4